Exhibit 99.3

Corporate Communications

CNH Industrial Third Quarter 2016 financial results conference call

London, October 19, 2016

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that the live audio webcast of the Third Quarter financial results conference call will begin at 2:00 p.m. CET / 1:00 p.m. GMT / 9:00 a.m. EDT on Monday, October 31.

Details for accessing the webcast presentation are available at the following address: http://bit.ly/2deoEuE.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom